

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2020

J. Kevin Willis
Senior Vice President and Chief Financial Officer
Ashland Global Holdings Inc.
50 E. RiverCenter Boulevard
Covington , Kentucky 41011

>   **Re: Ashland Global Holdings Inc.**
>   **Form 10-K for Fiscal Year Ended September 30, 2019**
>   **Filed November 25, 2019**
>   **File No. 333-211719**

Dear Mr. Willis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2019

MD&A
Results of Operations - Consolidated Review, page M-3

1.   We note your discussion and reconciliation of non-GAAP measures precedes your caption review of results on a consolidated and segment basis under GAAP. Please revise to provide prominence to your discussion and analysis of GAAP results. Refer to non-GAAP C&DI 102.10.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services